

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2010

Mr. Peter H. Cheesbrough
Executive Vice President and Chief Financial Officer
CIBER, Inc.
6363 South Fiddler's Green Circle, Suite 1400
Greenwood Village, CO 80111

> **Re: CIBER, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2009**
> **Filed March 4, 2010**
> **Form 10-Q for the Quarterly Period ended March 31, 2010**
> **Filed May 5, 2010**
> **File No. 001-13103**

Dear Mr. Cheesbrough:

We have reviewed your response letter dated May 21, 2010, in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 10, 2010.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the Years Ended December 31, 2009 and 2008 – Consolidated, page 21

1.   We note your response to prior comment 3. As previously requested, please tell us whether pricing pressure had a material impact on revenue; and if such pricing pressure had a material impact on revenue, please tell us what consideration you gave to including a more detailed quantitative discussion of the impact in MD&A.

Critical Accounting Policies and Estimates

Goodwill, page 32

2.   Your response to prior comment number 6 indicates that your best estimate of enterprise
        value under the Discounted Cash Flow (DCF) methodology was $946 million and the
        enterprise value under the Comparable Public Company (CPC) valuation analysis was
        $725 million. Please explain to us why there is such a significant difference between the
        enterprise value determined under the DCF methodology and the enterprise value
        determined using the CPC valuation. Tell us the extent to which your DCF valuation was
        impacted by the estimated growth rates. As part of your response, please tell us what
        your enterprise value would have been had a 5% revenue growth rate been used for 2010.
        In this regard, we note that your response indicates that you are currently expecting a 5%
        revenue growth rate for 2010, excluding currency translation.

3.   Please tell us how you selected your comparable companies when preparing your CPC
        valuation and how you determined that they were appropriate comparables. Also, please
        provide us with the comparable companies that you used.

4.   Your response to prior comment number 6 indicates that the difference between your
        market capitalization and the enterprise values determined under the DCF and CPC
        valuations is different due to the negative impact of your corporate HQ and due to the
        negative market perception of your current bank structure. Please tell us how you
        determined the quantitative impact of each of these factors.

5.   Your response to prior comment number 7 indicates that Schedule 1 compares the
        estimated excess fair value to the carrying value of goodwill for your reporting units.
        However, we note that the carrying value of $586 million on the schedule differs from the
        carrying value of goodwill of $449 million reported on your balance sheet in your Form
        10-Q for the fiscal quarter ended June 30, 2009. Please advise.

6.   In your response to prior comment number 7 you indicate that you will disclose the
        information in future filings for reporting units that have a "higher risk of failing step
        one." Please tell us how you will determine which reporting units have a "higher risk."

Item 10. Directors, Executive Officers and Corporate Governance, page 59 (Incorporated by
Reference From Proxy Statement Filed April 23, 2010)

Directors and Executive Officers, page 7

7.   We note your disclosure on page 7 regarding the general qualities you consider in
        considering candidates for director. In future filings, for each person, disclose why the
        person's particular and specific experience, qualifications, attributes or skills led the
        board to conclude that such person should serve as a director of the company, in light of

the company's business and structure, at the time that a filing containing the disclosure is made. The disclosure of each director or nominee's experience, qualifications, attributes or skills must be provided on an individual basis. For guidance, refer to Question 116.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K.

Item 11. Executive Compensation, page 59 (Incorporated by Reference From Proxy Statement Filed April 23, 2010)

Executive Compensation

Overview of Executive Compensation Program, page 27

8.   We note your statement that you continue to review your compensation practices and incentive programs to ensure that your total compensation program does not encourage inappropriate or unnecessary operational or financial risk taking. In your response letter, please describe the process you undertook to conclude that your compensation policies and practices are not reasonably likely to have a material adverse effect on the company.

9.   The companies included in your competitive reference group had revenues from $700 million to $20 billion during the last fiscal year, and the average revenue was $6 billion. Your revenue during the last fiscal year was approximately $1 billion. Please tell us how your compensation committee determined that these companies constituted a competitive reference group, and the impact that including companies with higher revenues had on the compensation awarded to your named executive officers.

Annual Cash Bonus Compensation, page 29

10.   We note that the Annual Cash Bonus Award includes a qualitative component. For each named executive officer, tell us what qualitative factors were utilized, how they were judged, and how they specifically impacted the amount of Annual Cash Bonus awarded. See Item 402(b) of Regulation S-K. Please include this disclosure in future filings.

Cash Bonus Award Targets for the Second Half of 2009 Results, page 31

11.   Tell us the 2H09 Program targets applicable to each named executive officer, how the company performed against the targets, and discuss how the performance resulted in the amounts awarded; alternatively, tell us why this disclosure is not required. See Item 402(b) of Regulation S-K. Include similar disclosure in future filings, if applicable.

Fiscal 2009 Stretch Bonus Program, page 32

12.   Tell us the stretch bonus targets applicable to each named executive officer, the company's performance against such targets, and discuss how the company's performance resulted in the amounts awarded; alternatively, tell us why this disclosure is

not required. See Item 402(b) of Regulation S-K. Include similar disclosure in future filings, if applicable.

Equity Incentive Program

Fiscal 2009 Quarterly Equity Incentive Program Awards, page 35

13.   Tell us the quarterly equity incentive program award targets, and discuss how the company's performance against the targets resulted in the number of options awarded to Ms. Kim; alternatively, tell us why this disclosure is not required. See Item 402(b) of Regulation S-K. Include similar disclosure in future filings, if applicable.

Fiscal 2009 Long-Term Equity Incentive Program Awards, page 35

14.   Tell us the long-term equity incentive program targets applicable to each named executive officer, the company's performance against such targets, and discuss how the company's performance resulted in the amounts awarded; alternatively, tell us why this disclosure is not required. We also note that the 2009 Long-Term Equity Incentive Program includes a qualitative component. For each named executive officer, discuss what qualitative factors were utilized, how they were judged, and how they specifically impacted the amount of equity incentive compensation awarded. See Item 402(b) of Regulation S-K. Include similar disclosure in future filings, if applicable.

15.   Tell us how the compensation committee determined the balance of options and restricted stock units available and awarded. See Item 402(b) of Regulation S-K. Include similar disclosure in future filings, if applicable.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Jacobson, Staff Attorney, at (202) 551-3428 or Barbara Jacobs, Assistant Director, at (202) 551-3735 with any other questions. If you need further assistance, you may contact me at (202) 551-3730.

                                        Sincerely,

                                        Stephen Krikorian
                                        Accounting Branch Chief